United States securities and exchange commission logo





                             July 13, 2022

       Zvi Glasman
       Chief Financial Officer
       PetIQ, Inc.
       230 East Riverside Drive
       Eagle, ID 83616

                                                        Re: PetIQ, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            Form 8-K
                                                            Filed May 4, 2022
                                                            File No. 001-38163

       Dear Mr. Glasman:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
       Operations
       Year Ended December 31, 2021 Compared With Year Ended December 31, 2020, page 33

   1. Where you attribute material fluctuations in your revenues, costs, and expenses to multiple factors,
please quantify each key factor cited so investors may understand the magnitude and relative
impact of each factor. Refer to Item 303(b)(2) of Regulation S-K.
 Zvi Glasman
FirstName
PetIQ, Inc. LastNameZvi Glasman
Comapany
July        NamePetIQ, Inc.
     13, 2022
July 13,
Page  2 2022 Page 2
FirstName LastName
Form 8-K Furnished May 4, 2022

Exhibit 99.1
Outlook, page 3

2. We note you provide non-GAAP guidance for Adjusted EBITDA. Please present the most directly comparable GAAP guidance with equal or greater prominence and include a quantitative reconciliation to the comparable GAAP guidance, or include a statement that such reconciliation is not practicable without unreasonable effort. Refer to Item
         10(e)(1)(i)(B) of Regulation S-K and the second to last bullet in Question 102.10 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Non-GAAP Reconciliations, page 11

3. We note multiple non-GAAP reconciliations include an adjustment for "Non same-store adjustment" which includes pre-opening expenses. Please explain to us why you believe adjusting for pre-opening costs is appropriate considering your growth strategy includes the opening of new clinics, and these costs would appear to be normal, recurring, cash operating expenses necessary for your core operations. Refer to Question 100.01 of the staff's Compliance and Disclosure Interpretations on Non-GAAP
Financial
         Measures. This comment similarly applies to your non-GAAP consolidated Adjusted
         EBITDA reconciliation provided in your Form 10-K and Form 10-Q's.
Pro forma Impact of Loss of Distribution, page 13

4. We note your non-GAAP measures presented under the header "Pro forma Impact of Loss of Distribution" which exclude impacts related to your loss of distribution rights. Please tell us your consideration of Questions 100.04 of the staff's Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures in determining the appropriateness of these adjustments.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Abe Friedman at 202-551-8298
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services